AMENDED AND RESTATED

SCHEDULE A

Separate Series of RiverPark Funds Trust

NAME OF FUND	ADVISORY FEE (as a percentage of average daily net assets)
RiverPark Large Growth Fund	0.65%
Wedgewood Fund	0.65%
RiverPark Short Term High Yield Fund	0.65%
RiverPark Floating Rate CMBS Fund	0.65%
RiverPark Long/Short Opportunity Fund	1.50%
RiverPark/Next Century Growth Fund	0.80%
RiverPark/Next Century Large Growth Fund	0.65%

Date: December 29, 2023